Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 3 to Registration Statement No. 333-143998 of our report dated June 22, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment, and Financial Accounting Standards Board (“FASB”) Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, effective January 1, 2006) relating to the consolidated financial statements of athenahealth, Inc. and subsidiary appearing in the Prospectus, which is a part of such Registration Statement and to the reference to us under the headings “Experts” and “Selected Consolidated Financial Data” in such Prospectus.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
August 27, 2007